Exhibit 99.4

Chiesi Farmaceutici S.p.A. Completes Acquisition of
Amryt Pharma Plc

•	Acquisition positions Chiesi to expand patient access to approved treatments and advance efforts to develop new treatments for people living with rare diseases.

Parma Italy, Dublin Ireland and Boston MA, April 12, 2023 – Chiesi Farmaceutici S.p.A. (“Chiesi”), an international, research-focused biopharmaceuticals and healthcare group, today announced the completion of the acquisition of Amryt Pharma Plc (“Amryt”) (Nasdaq: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing, and commercializing novel treatments for rare diseases.

“We are excited to add the Amryt family to our company in this acquisition that demonstrates our commitment to rare diseases and aligns with our growth strategy through partnerships beyond internal research and development,” said Giacomo Chiesi, head of Chiesi Global Rare Diseases. “Amryt has unique and clinically differentiated products and additional promising drugs in its pipeline, and, as a benefit corporation certified B Corp, Chiesi has a patient-centric and sustainable model in place to make these treatments available to even more patients who need them. As of today, we are officially joining our forces to bring hope to people in need and look forward to this new chapter in our collective journey.”

“This acquisition reflects Chiesi Group’s commitment towards patients. Chiesi strives to create a world where it is common to have a therapy for all diseases and acts as a force for good for society and the planet,” said Giuseppe Accogli, CEO of Chiesi Group “Amryt Pharma’s team has delivered innovative treatments to rare disease patients with high unmet medical needs. By joining forces and expertise we will be able to grow our capabilities and further strengthen our position to provide a positive impact on patients living with rare diseases.”

About Chiesi Global Rare Diseases
Chiesi Global Rare Diseases is a business unit of the Chiesi Group established to deliver innovative therapies and solutions for people affected by rare diseases. As a family business, Chiesi Group strives to create a world where it is common to have a therapy for all diseases and acts as a force for good, for society and the planet. The goal of the Global Rare Diseases unit is to ensure equal access so as many people as possible can experience their most fulfilling life. The unit collaborates with the rare disease community around the globe to bring voice to underserved people in the health care system. For more information visit www.chiesirarediseases.com.

About Chiesi Group
Chiesi is an international, research-focused biopharmaceuticals group that develops and markets innovative therapeutic solutions in respiratory health, rare diseases, and specialty care. The company’s mission is to improve people’s quality of life and act responsibly towards both the community and the environment. By changing its legal status to a Benefit Corporation in Italy, the US, and France, Chiesi’s commitment to create shared value for society as a whole is legally binding and central to company-wide decision-making. As a certified B Corp since 2019, we’re part of a global community of businesses that meet high standards of social and environmental impact. The company aims to reach Net-Zero greenhouse gases (GHG) emissions by 2035. With over 85 years of experience, Chiesi is headquartered in Parma (Italy), operates in 31 countries, and counts more than 6,500 employees. The Group’s research and development centre in Parma works alongside 6 other important R&D hubs in France, the US, Canada, China, the UK, and Sweden.

For further information please visit www.chiesi.com

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases.  Amryt comprises a strong and growing portfolio of commercial and development assets.  For more information on Amryt, including products, please visit www.amrytpharma.com.

Media Contact

Chiara Travagin
Rare Communication Manager
Mob. +39 348 8818985
c.travagin@chiesi.com

Alessio Pappagallo
Press Office Manager
Mob: +39 339 5897483
a.pappagallo@chiesi.com

Jenna Urban
Berry & Company Public Relations
1-212-253-8881
jurban@berrypr.com

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